VIA EDGAR

May 20, 2013

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PetSmart, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2013
Filed March 28, 2013
Definitive Proxy Statement
Filed May 3, 2013
File No. 0-21888

Ladies and Gentlemen:

On behalf of PetSmart, Inc. (“PetSmart” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 13, 2013 (the “Staff Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2013, filed on March 28, 2013, and Definitive Proxy Statement on Schedule 14A, filed on May 3, 2013.

The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended February 3, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

1.	Please quantify the amount of internet sales for each year presented in dollars and disclose whether or not those sales are included in the increase in comparable store sales. To the extent material, separate quantification of internet sales should be provided. As appropriate, please also revise the Our Strategy section of your Business section as well as your Management’s Discussion and Analysis to discuss the role of your internet sales in the context of your business strategy and the impact of your internet operations on your liquidity, capital resources and results of operations. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 34- 48960, available on our website.

We acknowledge the Staff’s comments and in future filings will revise our disclosures to clearly state that internet sales are included in our comparable store sales calculation. At this time, our internet operations do not have a material impact on our results of operations, liquidity or capital resources. Our internet sales did not comprise a material amount of our total net sales in each of the three years presented. Consequently, we do not believe that quantification of our internet sales would be material to investors. If internet sales comprise a material portion of our total net sales in future periods, in future filings we will disclose as appropriate the impact of our internet operations in the areas noted above.

Further, our overall business strategy is to develop innovative products and services, engage with our customers in an authentic and personalized way, and drive consistent execution in our stores. Rather than constituting a separate and distinct business strategy, our internet operations are considered a component of all three of these strategic pillars and we are actively exploring how to use technology to enhance the shopping experience for our customers whenever and wherever they choose to engage with us. In future filings we will clarify as appropriate the role of our internet sales in the context of our business strategy.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

Design and Elements of our Compensation Program, page 32

Fiscal Year 2012 Annual Awards, page 34

2.	Please provide the actual performance and associated performance criteria for your e-commerce measures in the table on page 35. Please see Item 402(b)(2)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company respectfully believes that disclosure of the quantitative targets and actual performance for the e-commerce performance goal is not required under Instruction 4 to Item 402(b) of Regulation S-K, even on a historical basis, because the quantitative targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to the Company. In light of the significant growth in the use of portable digital devices, expansion of internet connectivity, and success of online retailers, traditional “bricks-and-mortar” retailers such as PetSmart are actively reviewing and modifying their e-commerce tactics in an effort to identify the best ways to effectively compete with online retailers. In developing these tactics, traditional retailers must analyze a number of variables, including the size of the untapped market, the demographics of the existing and target customer base, the online usage among such customers, and the availability of creative solutions to natural logistics hurdles presented by online sales, and allocate appropriate resources to take advantage of the identified opportunity. As discussed further below, disclosure of the e-commerce performance criteria associated with our Executive Short-Term Incentive Plan (“ESTIP”) would give our competitors important insight into our expectations regarding our e-commerce operations that, when combined with the ability to easily comprehend significant parts of our e-commerce tactics merely by reviewing our website, would give them a competitive advantage in deciding how to allocate resources and refine their own e-commerce strategies in the pet industry. An understanding of our view of this market is instructive in both validating the results of a competitor’s own analysis as well as in identifying potential weaknesses that could possibly be exploited to our disadvantage. Because we are considered the leading pet specialty retailer in North America and closely compete with (and are often imitated by) our competitors, we believe our incentive metrics in this arena would be of significant interest to our competitors.

Disclosing the actual targets over a period of years, even on an historical basis, would provide the Company’s competitors with insight into the Company’s carefully developed market growth expectations. High year-over-year increases in the target performance metric would indicate continued revenue opportunity in future periods, while more moderate increases would suggest tempered expectations for future growth. If the Company’s growth expectations revealed a significant upward trend or increases that are more aggressive than competitors expect, then the Company’s competitors, who otherwise might not have focused their development or marketing resources and efforts directly on e-commerce, could gain insight as to the size or expected growth of the market opportunity and allocate more resources and capital to this space. Similarly, a flat or decreasing trend in an e-commerce metric could signal our decreased emphasis on this market, allowing a competitor immediate visibility to try and exploit a perceived opportunity or decide to allocate resources to compete with the Company elsewhere. In either event, disclosure of the metric value provides competitors unique insight into an important growth area in which all retailers are fiercely competing, and the resulting increase in competition could blunt any “first mover” advantage the Company has, dissipate the advantage of any increased capital allocation, reduce the e-commerce market share of the Company or introduce pricing pressure, thereby causing substantial competitive harm.

Moreover, like all retailers, sales strategies and tactics used in our online sales are, because of the nature of online retail, completely transparent to the public. Competitors can clearly monitor and track customer-targeted strategies used to drive sales through e-commerce technology. Requiring disclosure of specific e-commerce targets and actual performance metrics will allow competitors to combine knowledge of our internal strategic expectations with this public information to identify which key strategies or tactics are the most effective. For example, a comparison of specific comparable sales targets with actual over or under performance would allow competitors to discern whether our pricing, product mix strategies, promotional campaigns, supplemental web content, or web design aesthetics might allow them to achieve similar comparable sales expectations. If competitors had access to this information, they could compare the financial results against their own internal financial plans and extrapolate from our results which of our strategies and tactics they will incorporate to compete with us, thus also causing substantial competitive harm.

In lieu of disclosing the quantitative targets, the Company, as required by Instruction 4, provided a discussion of how difficult it was for the executive and the Company to achieve the undisclosed quantitative targets. The Company has carefully evaluated the need for investors to be provided with sufficient information about the ESTIP against the need for the Company to protect confidential competitive information from disclosure that would have a negative impact on the Company’s financial and competitive position. We continue to believe in good faith that, on balance, the negative impact on the financial performance of the Company resulting from a disclosure of competitive, confidential information outweighs the added benefit to stockholders of increasing the overall mix of information available. The Company respectfully submits that the level of disclosure it has provided in its 2013 Proxy Statement for the 2013 Annual Meeting of Stockholders (the “2013 Proxy Statement”) provides a sufficient amount of information to the Company’s stockholders and investors and the public about the purpose, function and performance of its compensation programs, including the ESTIP.

Long-Term Equity-Based Incentive Compensation, page 36

3.	Please provide the performance goals and achievement levels associated with each NEO’s PSU earned in 2012 or tell us where this disclosure is located. Please see Item 402(b)(2)(v) of Regulation S-K.

Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. In addition, Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations provides that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

As disclosed in the 2013 Proxy Statement, beginning in 2012, the PSU performance measurement was redesigned to be a multi-year measurement period based on the compound growth in earnings before taxes during the period of 2012 to 2014. The 2013 Proxy Statement also notes that PSUs awarded in 2012 generally will be earned upon certification by the Compensation Committee of actual performance achievement following the 2014 fiscal year end and that any PSUs earned will cliff vest on the third anniversary of the 2012 grant date. In the year PSUs are granted, we disclose the grant date fair value of the awards (using FASB ASC Topic 712) and the minimum, target and maximum award values (and number of units granted) in both the Summary Compensation Table and Discussion of Fiscal Year 2012 Equity awards (page 37). We also disclose the performance measure (i.e., earnings before taxes) under which the PSUs can be earned and the possible payout range of 0% to 200% of target, depending on the level of achievement. However, because the performance measure is a multi-year metric that will not become “final” until 2014, we believe it should be appropriately treated as a forward-looking measure for disclosure purposes. As such, we do not believe the disclosure of forward-looking performance targets is required to be discussed in the Compensation Discussion and Analysis for the fiscal year in which the PSUs are granted.

The performance targets approved for PSUs in 2012 relate primarily to compensation that could be earned by our executive officers at the end of the performance period (in this case, 2014) and have no bearing on the compensation earned by the executive officers for prior completed fiscal years (i.e., 2012 or earlier). Also, because the value of these awards could, in fact, be $0 if the minimum performance target is not achieved, quantitative disclosure in the 2013 Proxy Statement of the performance targets is not, in our view, material to an understanding of our compensation program for 2012 or 2013. In fact, disclosure in the interim of the performance targets and actual performance to-date could confuse a stockholder because any interim achievement against the performance targets in 2012 and 2013 could be negated by severe under-performance in 2014. Accordingly, we respectfully submit that it is more appropriate to disclose the performance targets and achievement against those targets in the proxy statement disclosing compensation for the 2014 fiscal year.

*        *        *

PetSmart further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (623) 587-2038 with any questions or further comments regarding our responses to the Staff’s comments.

PETSMART, INC.

/s/ Paulette R. Dodson

Senior Vice President & General Counsel